                                                                   Exhibit D-1.6

                                                               Exhibit No. PGE-5
                                                       Application Under FPA 203
                                             of Pacific Gas and Electric Company
                                                            and PG&E Corporation


                           UNITED STATES OF AMERICA
                                  BEFORE THE
                     FEDERAL ENERGY REGULATORY COMMISSION


Pacific Gas and Electric Company           )
PG&E Corporation                           )     Docket No. EC02-31-000
     On Behalf of Its Subsidiaries         )                EL02-36-000 and
     Electric Generation LLC,              )                CP02-38-000
     ETrans LLC and GTrans LLC             )



                               DIRECT TESTIMONY

                                      OF

                               JOSEPH G. SAUVAGE



November 30, 2001
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                                                                    Page 1 of 22

I.   BACKGROUND AND QUALIFICATIONS

Q.   Please state your name and business address.

A. My name is Joseph G. Sauvage. My business address is 790 Seventh Avenue, New York, New York.

Q.   What is your current occupation?

A. I am a Managing Director in the Global Power Group of Lehman Brothers Inc.'s ("Lehman Brothers") Investment Banking Division.

Q.   What is the business of Lehman Brothers?

A. Lehman Brothers is a major institutional securities firm actively involved in the underwriting and distribution of debt and equity securities, mergers, acquisitions, restructurings and other corporate advisory activities, and research services. We are a leading underwriter of global equity and fixed income securities. We are also a prominent adviser to corporations and governments around the globe, and our research analysts are considered among the best in the world.

Q. What are your responsibilities as a Managing Director in the Global Power Group at Lehman Brothers?

A. As a Managing Director, I have been involved with, and have a wide variety of experience in, the global power industry for over 20 years. I joined Lehman Brothers in 1977 and have been with the firm since that time. My primary focus
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                                                                    Page 2 of 22

     has been on strategic advisory services and capital raising. I have been involved in a number of major transactions, including the acquisition of MidAmerican Energy by CalEnergy Company, the subsequent sale of MidAmerican Energy to Teton Acquisition Corp., the acquisitions of CILCORP and IPALCO by AES and the acquisition of the Homer City Generating Station by Edison Mission Energy. A number of transactions in which I have been involved have been selected for the Deal of the Year Awards by Investor Dealers Digest and Institutional Investor Magazine.

Q.   Briefly describe your educational background.

A. I received a bachelor's degree in economics, graduating magna cum laude and as a member of Phi Beta Kappa, from Washington University in 1975 and an MBA from the Wharton School of the University of Pennsylvania in 1977.

Q.   For what purpose have you been retained in this proceeding?

A. I have been retained to prepare the testimony set forth herein in support of the FPA 203 application on behalf of Pacific Gas and Electric Company ("PG&E") and its parent, PG&E Corporation ("Corp." or "PCG"), on behalf of its subsidiaries, Electric Generation LLC, ETrans LLC and GTrans LLC.

Q.   What relationship does Lehman Brothers have with Corp. and PG&E?

A. Lehman Brothers has performed investment banking services for Corp., PG&E, and their affiliates from time to time, and we are quite familiar with
     Corp. and
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                                                                    Page 3 of 22

     PG&E as a result. Our investment banking relationship with Corp. and PG&E pre-dates the California energy crisis. We advised on the divestiture of Corp.'s Texas pipeline and liquids assets, the sale of its energy services business, rating agency matters and the financing of the acquisition of the generating assets of the New England Electric System. In addition, Lehman Brothers has advised Corp. and PG&E on matters related to the California energy crisis since September 2000, has acted as the sole financial advisor to Corp. during the course of this crisis and has provided strategic advice to Corp. in dealing with its lenders, the State of California and Corp.'s financial condition. Lehman Brothers has provided expert testimony on behalf of PG&E during the course of the California energy crisis regarding the capital markets, access to capital and the valuation of PG&E's hydroelectric assets. Lehman Brothers also acted as lead manager on $1.9 billion of financing for PG&E in the fall of 2000. In addition, in the beginning of 2001, Lehman Brothers assisted in the raising of $1 billion for Corp. in the form of a term loan facility secured by the stock of PG&E National Energy Group, Inc. (including committing $400 million to this facility).

     Lehman Brothers has also played an integral role in the development of the Plan of Reorganization (the "Plan"), jointly filed by PG&E and Corp. in PG&E's Chapter 11 bankruptcy case, and the formation and review of pro forma financial projections in connection with the Plan. In that regard, Lehman Brothers will be the lead underwriter for a portion of the financing required to implement the Plan
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                                                                    Page 4 of 22

     (the "New Money Notes," as described below). In that capacity, Lehman Brothers must be able to sell the New Money Notes to major fixed income investors and create liquidity for the notes placed directly with PG&E's creditors (the "Creditor Notes"), as described more fully below.

II.  TESTIMONY AND CONCLUSIONS

Q. Could you briefly describe the disaggregation proposal contemplated by the Plan?

A.   Under the Plan, Corp. and PG&E intend to restructure PG&E along its lines of business, distribute certain of those businesses from PG&E to indirect subsidiaries of Corp. and subsequently spin off PG&E in a tax-free pro rata distribution to Corp.'s shareholders (the "Spin-Off" and, collectively with the restructuring, the "Disaggregation Transactions"). Upon consummation of the Plan, three of these businesses - the electric generation business ("Gen"), the interstate electric transmission business ("ETrans") and the interstate gas transmission business ("GTrans") - will be subject to regulatory oversight by the Federal Energy Regulatory Commission ("FERC") going forward, while the remaining electric and gas distribution business ("Reorganized PG&E") will continue to be subject to regulatory oversight by the California Public Utilities Commission ("CPUC").
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                                                                    Page 5 of 22

Q. Could you please describe the financing which will need to be obtained to enable PG&E to emerge from bankruptcy?

A. Under the Plan, PG&E will seek to raise nearly $10 billion of investment grade-rated debt, including over $6 billion of New Money Notes, which, collectively with the Creditor Notes, is referred to below as the "Exit Financing." This Exit Financing will allow PG&E to refinance its existing debts, repay all valid claims in full with interest, and still emerge from bankruptcy with viable, healthy businesses.

Q.   What is the purpose and basis of your testimony?

A. My testimony addresses the importance of certain key elements of the Plan relative to the Exit Financing that is necessary for PG&E to be able to emerge from bankruptcy. These key elements include:

     1. The restructuring of PG&E from an integrated utility regulated by the CPUC into FERC jurisdictional generation, and electric and gas transmission businesses (i.e., Gen, ETrans and GTrans) and a CPUC jurisdictional local gas and electric distribution business (i.e., Reorganized PG&E), where, as part of the restructuring, Gen, ETrans and GTrans will be distributed to indirect subsidiaries of Corp. and Reorganized PG&E will be spun off in a tax free pro rata distribution to the shareholders of Corp.

     2. The acceptance by FERC of a 12-year power sales agreement (the "Power Sales Agreement"), pursuant to which the capacity, energy and ancillary services output of Gen will be fully committed to Reorganized PG&E for eleven years and partially committed for the twelfth year, that provides a sufficient and stable revenue stream for Gen.

     3. The authority and jurisdiction of the Bankruptcy Court to enforce certain of the Plan's terms following consummation - particularly as to Gen's and Reorganized PG&E's continued performance of their obligations under
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                                                                    Page 6 of 22

          the Power Sales Agreement and the conditions to be established before Reorganized PG&E can assume procurement obligations for the net open position (e.g., maintenance of creditworthiness and the recovery of procurement costs, among others).

     The marketability of the New Money Notes and the willingness of creditors to accept the Creditor Notes is dependent upon these key elements and conditions, as set forth in the Plan and discussed below.

     My testimony draws upon a combination of my own knowledge and experience from over 20 years of involvement in the global power industry, as I previously described, including my involvement with Corp. and PG&E, with rating agencies and investors in the debt and equity capital markets and with others involved in the California energy crisis, as well as the conclusions expressed in the testimony submitted by James K. Asselstine, one of my colleagues at Lehman Brothers.

Q:   Would you please summarize your conclusions?

A. Yes. First, as discussed below, the key factors - principally, the Disaggregation Transactions, with the attendant realignment of jurisdictional oversight over Gen, ETrans and GTrans, the opportunity for market valuation of Gen, the Power Sales Agreement, and the ongoing jurisdiction of the Bankruptcy Court to enforce the Plan's terms following consummation - are essential to raising the amount of debt necessary for PG&E to emerge from bankruptcy.
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                                                                    Page 7 of 22

     Second, as a result of the California energy crisis, the debt market has imposed a significant risk premium on investments in certain electric and gas utility businesses that are subject to regulatory oversight by the CPUC. The Plan sufficiently reduces this risk premium to permit the requisite Exit Financing.

     Third, because of the market's perception of CPUC regulation and the CPUC's recent history of threatening to attempt to reach assets of companies in the holding company structure outside the CPUC's jurisdiction (e.g., the CPUC's currently-pending Holding Company Investigation), the Spin-Off is a necessary part of the Disaggregation Transactions.

     Fourth, as part of the Plan, Reorganized PG&E and Gen will enter into the fixed-rate (in real terms) Power Sales Agreement, pursuant to which the capacity, energy and ancillary services output of Gen will be fully committed to Reorganized PG&E for eleven years and partially committed for the twelfth year. As discussed below, generating a sufficient and stable revenue stream for Gen, as would be provided for in the Power Sales Agreement, is essential to Gen's ability to raise approximately $2.4 billion of investment-grade rated debt secured by its assets and cash flows. Absent restructuring PG&E, entering into the Power Sales Agreement and moving Gen to a market regulatory regime administered by FERC, it would not be feasible for Gen to raise the $2.4 billion of financing and, hence, for PG&E to emerge from bankruptcy.
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                                                                    Page 8 of 22

     Fifth, Reorganized PG&E should emerge from bankruptcy under the Plan as a viable, stand-alone, investment grade business with adequate access to debt capital on commercially reasonable terms and the ability to support the post-bankruptcy debt levels necessary to emerge from bankruptcy. In addition, we project that Reorganized PG&E will be able to reestablish a shareholder dividend within three to four years of consummation of the Plan. This is important because regulated rate base distribution utilities are primarily traded and valued on dividend yield and, thus, the reestablishment of a market based dividend policy is essential for Reorganized PG&E to have access to the public equity markets.

     While Reorganized PG&E will remain under CPUC oversight under the Plan and, as a result, its cost of capital is expected initially to be higher as a result of the market's perception of the California regulatory regime, the Plan should reduce Reorganized PG&E's cost of capital relative to what it would have been absent the Plan. This is because the Plan explicitly provides that Reorganized PG&E will not assume responsibility for the net open position without certain conditions first being met, including that it remain creditworthy and that an objective retail rate recovery mechanism be in place to assure that its wholesale energy procurement costs be fully and promptly passed through. All of these factors, including the Bankruptcy Court's authority and jurisdiction to enforce certain terms of the Plan, should make Reorganized PG&E a viable, stand-alone and financeable entity.

     In sum, restructuring PG&E's core businesses as provided for in the Disaggregation Transactions, combined with the attendant change in regulation and the opportunity for market based regimes, the stable revenues generated by the Power Sales Agreement and certain protections requested of the Bankruptcy Court, are essential to the ability to raise the New Money Notes and place the Creditor Notes.

Q.   What work and analysis did Lehman Brothers do to support these conclusions?

A. I and others with whom I work at Lehman Brothers have reviewed and analyzed: (i) financial and operating information with respect to the respective businesses, operations and financial position and projections of PG&E that was provided to Lehman Brothers by PG&E's and Corp.'s management;
     (ii) trading histories of certain of PG&E's securities; (iii) trading histories of the securities of companies with businesses, assets and capital structures similar to those of PG&E; and (iv) publicly available information regarding PG&E that we deemed relevant to our analyses. In addition, along with PG&E's and Corp.'s management, we met with the rating agencies (Standard & Poor's ("S&P") and Moody's Investors Service ("Moody's")) prior to the filing of the Plan to discuss their views regarding the Plan's credit impacts on Gen, ETrans, GTrans and Reorganized PG&E. We have also had, and continue to have, discussions with the management of PG&E and

     Corp. concerning the respective businesses, operations and financial position of PG&E.

Q. Please describe the essential features of the Disaggregation Transactions, from a financial point of view.

A. As a significant part of the Plan, PG&E intends to restructure itself into four different operating companies - namely, Reorganized PG&E, Gen, ETrans and GTrans. The Plan calls for the assets of the Gen, ETrans and GTrans businesses to be transferred to newly-formed limited liability companies ("LLCs"). These LLCs are to be owned by a newly-formed intermediate holding company ("Newco"), which initially will be a wholly-owned subsidiary of PG&E. Newco will then be "spun up" to Corp. as a direct subsidiary. Reorganized PG&E will continue to operate the local gas and electric distribution business. The Plan further calls for the pro rata tax free distribution of the stock of Reorganized PG&E to Corp.'s shareholders, effectuating a complete separation of Reorganized PG&E from Corp.

Q. How will PG&E raise enough money to enable it to pay off its valid creditor claims and emerge from bankruptcy?

A. In order to repay valid creditor claims, each of the LLCs (Gen, ETrans and GTrans) and Reorganized PG&E will leverage itself at or near the maximum level - consistent with achieving investment grade credit ratings - through a

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                                                                   Page 11 of 22

     combination of the New Money Notes and Creditor Notes. The proceeds from the issuance of the New Money Notes and the placement of the Creditor Notes, along with existing cash balances, will then be used to repay valid creditor claims in PG&E's Chapter 11 bankruptcy case.

Q. Are the Disaggregation Transactions critical to the feasibility of the Plan?

A. Yes. As discussed below, the Disaggregation Transactions, with the attendant realignment of regulation and the other key factors noted above, are the very core of what makes the Plan feasible and ultimately able to be consummated.

Q. Please explain why the Disaggregation Transactions are critical to the feasibility of the Plan.

A. To understand why, one first has to understand how the debt market views the current California electric and gas utility regulatory regime. As is addressed in more detail in the testimony of my colleague, James Asselstine (Exhibit No. PGE-6, the debt market has lost confidence in certain electric and gas utility businesses as a result of oversight by the CPUC and, as a result, imposes a significant risk premium for investments in those businesses. Because of the CPUC's recent actions threatening to attempt to reach the assets of non-CPUC regulated businesses in the holding company structure outside the CPUC's jurisdiction, Gen, ETrans and GTrans would likely be subject to a significant risk premium if they were to remain affiliated with Reorganized PG&E. The

     Disaggregation Transactions will go a long way toward eliminating this risk premium for Gen, ETrans and GTrans. Without these actions (and others described below), the risk premium would, in my judgment, make it impossible to raise the requisite amount of Exit Financing necessary to get PG&E out of bankruptcy.

Q. What effect did the California energy crisis, and the regulatory authorities' response to it, have on the markets' perception of PG&E?

A. Ultimately, once the markets determined that the California energy crisis was not going to be adequately addressed by California regulatory authorities, PG&E's credit ratings were downgraded, it lost its creditworthiness, it was unable to meet its power procurement obligations, it was unable to satisfy its outstanding debt obligations or raise new money in the markets and, eventually, it was forced to seek protection under Chapter 11.

     Beginning in 2000, PG&E came under increasing financial distress because it was not allowed to fully pass through its wholesale power procurement costs in excess of the established generation component of rates. As a result, PG&E was forced to operate as a negative cash flow business - i.e., its cash-paid expenses exceeded its cash-paid earnings. While PG&E was initially able to finance this negative cash flow (at least while it remained creditworthy), operating at a negative cash flow quickly imposed devastating financial consequences on PG&E as wholesale power prices continued to rise through the end of 2000 and into the beginning of 2001. As a result, by early 2001, PG&E was deemed uncreditworthy by the financial markets. This meant that PG&E could no longer finance its negative cash flow, which, in turn, ultimately led to its bankruptcy.

     As set forth more fully in Mr. Asselstine's testimony, the California wholesale power market dysfunction (manifested by very high power prices far in excess of retail rates) and the consequent bankruptcy of PG&E were largely perceived by the debt market to be a result of flawed state legislative implementation and regulatory oversight. Throughout the California energy crisis, wholesale power prices continued to increase substantially, causing PG&E's cash burn rate to accelerate. During this period, as Mr. Asselstine notes, the rating agencies lost confidence in the willingness or ability of the California regulatory authorities to resolve the cause of the financial crisis affecting PG&E and the other California investor-owned utilities or otherwise resolve the California energy crisis. Thus, by January, 2001, the rating agencies downgraded PG&E's credit rating
     - first to Baa3/BBB- (Moody's/S&P) and then, less than two weeks later, to Caa2/CC. In other words, as the markets lost confidence in the likelihood that the California energy crisis would be adequately addressed by the California regulatory authorities, PG&E and Corp. both lost their creditworthiness. As a result, PG&E was unable to meet its power procurement obligations, satisfy its outstanding debt obligations or pay dividends to Corp. This, in turn, severely limited Corp.'s
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                                                                   Page 14 of 22

     access to the debt and equity markets.

Q. What was the debt market's view of the way in which California regulatory authorities responded to the California energy crisis?

A. As Mr. Asselstine describes, the rating agencies, which are proxies for the views of the debt market, were quite explicit in their view that the failure of the CPUC to provide adequate rate relief was largely responsible for the financial distress experienced by PG&E and other California investor-owned utilities. That view has been accepted by the debt market.

Q. What will the debt market require to finance PG&E's emergence from bankruptcy?

A. The debt market will require assurance that the Plan provides stable, certain and sufficient revenues to support the Exit Financing.
     Consummating the Disaggregation Transactions, with the attendant realignment of jurisdictional oversight under FERC and the opportunity for market valuation, the execution of the Power Sales Agreement, the authority and jurisdiction of the Bankruptcy Court to enforce certain of the Plan's terms and other key elements of the Plan will provide the assurances for which the rating agencies and debt investors are looking. Absent this, we are of the view that the capital markets would not provide the necessary Exit Financing for the Plan, nor would the Exit Financing
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                                                                   Page 15 of 22

     receive the investment grade ratings that are essential for a financing of such magnitude.

Q. What is the role of the Power Sales Agreement between Gen and Reorganized PG&E in obtaining the financing needed under the Plan?

A.   It is extremely important.  As I mentioned, one of the entities that will be disaggregated under the Plan is Gen, which is PG&E's current generation business. By moving Gen to a market-based regulatory environment like
     FERC, the business can be capitalized at market-based valuations, which, when compared to historical book values, increases Gen's borrowing capacity in the debt market. This increase, coupled with the twelve year stable revenue stream from the Power Sales Agreement, should allow Gen to obtain greater leverage at investment grade credit ratings than it could under traditional cost of service ratemaking under California's regulatory regime. The Power Sales Agreement will provide a stable revenue stream and serve as a critical source of funds to support the $2.4 billion of new debt
     - i.e., Gen's debt will be leveraged on the revenue stream its generating assets can produce through the Power Sales Agreement and, on a merchant basis, past the term of the Power Sales Agreement. Without this, the Plan will not succeed.
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                                                                   Page 16 of 22

Q. To what extent is the Power Sales Agreement necessary to support the debt that needs to be issued and serviced by Gen under the Plan?

A. It is indispensable to Gen's ability to issue and service necessary amounts of debt (and therefore to PG&E's ability to emerge from bankruptcy) that Gen have a sufficient and stable revenue stream from an investment grade buyer (i.e., Reorganized PG&E), as provided for in the Power Sales Agreement. Indeed, the quality of the revenue stream from the Power Sales Agreement, along with the projected performance of Gen during the merchant period, will be the principal basis upon which the rating agencies and prospective debt investors will evaluate Gen's creditworthiness. The dollar amount and certainty of these contractual revenues will both be critical to the rating agencies and the debt market. Because the Plan seeks approval from FERC that the rates in the Power Sales Agreement are just and reasonable and requests certain orders of the Bankruptcy Court to assure that Reorganized PG&E recovers its costs under the Power Sales Agreement, rating agencies should have sufficient assurances to assign investment grade credit ratings and, thus, investors would provide the requisite financing.

Q. Can you explain from a financial point of view how the rating agencies evaluate an agreement like the Power Sales Agreement and how this creates additional borrowing capacity?

A. Yes. Gen's additional leverage capacity is derived from the contractual nature of the cash flows under the Power Sales Agreement and its ability to obtain market-
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                                                                   Page 17 of 22

     based revenues during the merchant period. The predictability and surety of these contracted cash flows during the twelve year term of the Power Sales Agreement is viewed positively by both rating agencies and investors alike, increasing their willingness to allow greater overall financial leverage.

     The rating agencies (S&P and Moody's) have detailed methodologies by which they evaluate generation companies. Generally speaking, each agency, under its individually defined view of future power market macroeconomic fundamentals, attempts to determine the generation company's projected cash flow sensitivity to downward changes in merchant energy prices as it relates to the generation company's ability to service its debt. Thus, for each merchant dollar of projected cash flow, the agencies will discount that dollar when determining its ability to service indebtedness and pay operating costs.

     On the other hand, the agencies do not discount contracted cash flows nearly to the same extent. Instead, they look at the terms of the contract and the creditworthiness of the counter-party from which the cash flows are derived. The mix of merchant and contractual cash flows, as determined by its revenue sources and related costs, has a substantial influence on a generation company's leverage capacity. Since Gen's cash flows will be completely contracted during the first eleven years of the term of the Power Sales Agreement, and substantially contracted for the final year of its twelve year term, investors and rating agencies alike will require less assurance that the projected cash flows will be realized.

     Gen's financing will be a mix of New Money Notes and Creditor Notes and consist of both amortizing and bullet maturity debt (i.e., debt that is not amortized but repaid in full upon its maturity). It should be noted that the principal payments schedule for the amortizing portion of Gen's debt will need to be defined prior to the issuance of the securities. Furthermore, due to tax related requirements, the Creditor Notes must have a minimum average life of ten years. This limits Gen's ability to amortize principal during the initial term of the Power Sales Agreement.

     In our discussions with the rating agencies, we have been instructed to meet certain requirements during the term of the debt. During the term of the Power Sales Agreement, Gen must meet a minimum Funds from Operations ("FFO") (generally defined in U.S. GAAP as cash flow from operations plus cash interest expense less cash changes in working capital) divided by cash interest expense of 3.4 times (as noted, the required ratio would be higher but for the reliability of the revenue stream under the Power Sales Agreement). Upon expiration of the Power Sales Agreement, Gen must then meet each of the respective agencies' merchant generation requirements, which tend to be much more conservative due to the lower assurance that future realized merchant cash flows will meet projected merchant cash flows.

     Based upon Gen's pro forma projections, which utilize the agencies' macroeconomic views of future electric and fuel prices, Gen's debt will be structured to achieve maximum amount of leverage, while meeting the investment grade requirements as dictated in our discussions with the ratings agencies and the ten year average life requirement. Gen's pro forma projections suggest that it will just meet the FFO to cash interest coverage requirements of the agencies during the early years of the Power Sales Agreement, while maintaining the ten year average life on the amortizing portion of debt.

     The twelve year term of the Power Sales Agreement is necessary as it allows Gen to amortize a sufficient amount of debt (abiding by the aforementioned requirements) to a level that should maintain investment grade credit ratings once the Power Sales Agreement term expires and it enters the merchant phase of its projections. This increases Gen's financial health, thereby enhancing its viability and creditworthiness. Thus, as described above, the contractual nature of the cash flows and the term of the Power Sales Agreement substantially enhance Gen's borrowing capacity and provide one of the essential means by which PG&E will be able to raise the necessary funds to repay creditors and emerge from bankruptcy.

Q. Would you explain why you believe that Reorganized PG&E will be able to raise capital because of the Plan?

A. Yes. The Plan contains provisions that, when coupled with the generally low risks of a distribution business, should enable Reorganized PG&E to raise capital despite the fact that it is CPUC regulated. First, as set forth in the accompanying testimony of Kent M. Harvey, PG&E's Senior Vice President - Chief Financial Officer and Treasurer, the Plan provides explicitly that Reorganized PG&E will not assume responsibility for the net open position without certain conditions, including that it remain creditworthy and that an objective retail rate recovery mechanism be in place to assure that its wholesale energy procurement costs be fully and promptly passed-through. Second, as I mentioned, the ongoing jurisdiction of the Bankruptcy Court to enforce certain of the Plan's terms following consummation should address the market's concerns about the California regulatory authorities. Third, upon consummation of the Plan (assuming an effective date of December 31, 2002), Reorganized PG&E will own approximately 70% of PG&E's assets, consisting of local gas and electric distribution assets that are generally viewed as low-risk from a market perspective. Based on its size and financial projections, it should have access to capital on commercially reasonable terms.

     Moreover, in our work as advisor to Corp., we extensively analyzed the projected credit profile of Reorganized PG&E, with special attention to its need to return to an investment grade credit rating upon consummation of the Plan. We believe that the Plan will allow Reorganized PG&E initially to achieve mid to low "triple B" investment grade credit ratings (i.e., BBB or BBB- by S&P and Baa2 or Baa3 by Moody's). Both rating agencies espoused similar views in meetings conducted prior to the filing of the Plan. Reorganized PG&E's financial health is a requisite to a successful implementation of the Plan, as it is the counter-party to the proposed Power Sales Agreement and transmission and storage services contracts with Gen and GTrans, respectively. Additionally, Reorganized PG&E is projected to be able to reestablish a shareholder dividend within three to four years of consummation of the Plan, which will then enable it to access the public equity markets. The reestablishment of a market dividend policy is essential for Reorganized PG&E to access the public equity markets. Access to the public equity markets will provide Reorganized PG&E an alternate financing source to help it de-lever its capital structure and further enhance its overall credit profile.

     All of these factors contribute to returning Reorganized PG&E to a viable and creditworthy stand-alone business through the reestablishment of its access to both the debt and the equity capital markets.

Q. Please summarize Lehman Brothers' opinion regarding what the debt market will demand of the Plan from a financial point of view?

A. It is our view that the Plan cannot be financed without reducing the existing risk premium through the Disaggregation Transactions and other key features of the Plan. The Plan requires a multi-billion dollar financing, both in the form of New Money Notes and Creditor Notes, in order to repay valid creditor claims and allow PG&E to emerge from bankruptcy with viable businesses. Because the capital markets remain very leery of the California regulatory climate, it is our view that, without the Disaggregation Transactions (including the Spin-Off), the attendant realignment of regulation and the opportunity for market-based regimes, the stable and certain revenue stream generated by the Power Sales Agreement, the protections to be afforded by the Bankruptcy Court and other key elements of the Plan, the capital markets will not provide the requisite Exit Financing, thereby rendering the Plan infeasible.

Q.   Does this complete your testimony?

A.   Yes.